RBC Global Asset Management (UK) Limited 100 Bishopsgate London EC2N 4AA Tel: +44 (0)20 7653 4000 rbcbluebay.com

Empower Funds, Inc. & Empower Capital Management LLC

December 13, 2024

Dear Client:

Re: RBC GAM UK use of RBC GAM US

We are writing in respect of the Sub-Advisory Agreement, dated March 21, 2013, between Empower Funds, Inc., formerly known as Great-West Funds, Inc. (“Empower Funds”), Empower Capital Management, LLC, formerly known as Great-West Capital Management, LLC (the “Adviser”), and RBC Global Asset Management (UK) Limited (the “Agreement”).

Following the integration of RBC Global Asset Management (UK) Limited (“RBC GAM UK”) and BlueBay Asset Management LLP into RBC BlueBay in April 2023 and the move of RBC Global Asset Management (U.S.) Inc.’s (“RBC GAM US”) Fixed Income investment and trading teams onto the BlueBay Fixed Income investment platform and system (the “BlueBay Investment Platform”) over the course of 2023, RBC Global Asset Management are now looking to ensure that all clients have access to the full capabilities of RBC Global Asset Management’s BlueBay Investment Platform, especially as markets move to T+1 settlement.

As part of this, RBC GAM UK intends to operate jointly or use shared capabilities with RBC GAM US’ Fixed Income teams for the trading of relevant credits, foreign exchange and derivative positions for all its clients. This will enable RBC GAM UK’s client to have the benefit of the trading expertise of RBC GAM US and assist in ensuring that foreign exchange transactions and hedging positions can be put in place in advance of settlement under the T+1 regime. In addition, RBC GAM UK may source investment research, investment analysis and investment recommendations from RBC GAM US (and vice versa).

RBC GAM US is registered with the U.S. Securities and Exchange Commission as a registered investment adviser under the U.S. Investment Advisers Act of 1940, as amended, and as a Commodity Trading Advisor registered with the Commodity Futures Trading Commission. In order to comply with U.S. regulatory requirements, access to such services will require a formal delegation by RBC GAM UK to RBC GAM US.

The purpose of this Letter is to formally request your consent to the delegation of certain portfolio management services, including the trading of relevant credits, foreign exchange and derivatives trading, from RBC GAM UK to RBC GAM US.

The delegation described herein will have no impact on the portfolio management team, investment process or control framework applied by RBC GAM UK to your mandate. To the extent that we provide coordinated services with, or delegate services to, RBC GAM US, RBC GAM UK remains solely responsible for each of its obligations set forth in the Agreement.

This Letter shall terminate automatically in the event of its assignment (as defined in the Investment Company Act of 1940 (the “1940 Act”) or the assignment of the Agreement. RBC GAM UK shall notify Empower Funds and the Adviser in writing sufficiently in advance of any proposed change of control of RBC GAM UK or RBC GAM US within the meaning of the 1940 Act to enable Empower Funds and the Adviser to take the steps necessary to enter into a new sub-advisory agreement.

This Letter shall become effective on the date first written above and shall remain in force for a period of time of two years from such date, and from year to year thereafter but only so long as such continuance is specifically approved at least annually by the vote of a majority of the Board of Directors who are not interested persons of Empower Funds, the Adviser, RBC GAM UK or RBC GAM US, cast in person or otherwise, as permitted by the 1940 Act, rules, interpretations or exemptive relief thereunder, at a meeting called for the purpose of voting on such approval, and by a vote of the majority of the Board of Directors or of a majority of the outstanding voting securities of the Empower Global Bond Fund.

To indicate your consent and agreement to this letter, please sign and return a copy of this letter by PDF to your usual RBC BlueBay relationship contact.

Yours sincerely,

Tomas Martin

For and on behalf of

RBC Global Asset Management (UK) Limited

By:	/s/ Constatine Knox
Name:	Constatine Knox
Title:	Managing Director, AGC

Agreed and Accepted

For and on behalf of

Empower Funds, Inc.

By:	/s/ Kelly B. New
Name:	Kelly B. New
Title:	Chief Financial Officer & Treasurer

Agreed and Accepted

For and on behalf of

Empower Capital Management, LLC

By:	/s/ Jonathan D. Kreider
Name:	Jonathan D. Kreider
Title:	President & Chief Executive Officer